Exhibit 3.1

OCUPHIRE PHARMA, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

THE UNDERSIGNED DOES HEREBY CERTIFY, on behalf of Ocuphire Pharma, Inc., a Delaware corporation (the “Corporation”), that the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), at a meeting duly called and held on October 20, 2024, which resolution provides for the creation of a series of the Corporation’s Preferred Stock, par value $0.0001 per share, which is designated as “Series A Non-Voting Convertible Preferred Stock,” with the preferences, rights and limitations set forth therein relating to dividends, conversion, redemption, dissolution and distribution of assets of the Corporation.

WHEREAS: the Restated Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), provides for a class of its authorized stock known as preferred stock, consisting of 10,000,000 shares, $0.0001 par value per share (the “Preferred Stock”), issuable from time to time in one or more series.

RESOLVED: that, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, (i) a series of Preferred Stock of the Corporation be, and hereby is authorized by the Board of Directors, (ii) the Board of Directors hereby authorizes the issuance of 14,146 shares of “Series A Non-Voting Convertible Preferred Stock” pursuant to the terms of the Agreement and Plan of Merger, dated as of the date hereof, by and among the Corporation, Orange Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Corporation, Orange Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Corporation, and Opus Genetics Inc. (the “Merger Agreement”) and (iii) the Board of Directors hereby fixes the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares of Preferred Stock, in addition to any provisions set forth in the Certificate of Incorporation that are applicable to the Preferred Stock of all classes and series, as follows:

TERMS OF PREFERRED STOCK

1.             Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Alternate Consideration” shall have the meaning set forth in Section 7.3.

“Automatic Conversion” shall have the meaning set forth in Section 6.1.

“Board of Directors” shall have the meaning set forth in the Preamble.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Certificate of Incorporation” shall have the meaning set forth in the Recitals.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Corporation’s common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Conversion” shall have the meaning set forth in Section 6.2.

“Conversion Date” shall have the meaning set forth in Section 6.1.

“Conversion Ratio” shall have the meaning set forth in Section 6.2.

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Series A Non-Voting Preferred Stock in accordance with the terms hereof.

“Converted Stock” shall have the meaning set forth in Section 6.1.

“Corporation” shall have the meaning set forth in the Preamble.

“DGCL” shall have the meaning set forth in the Preamble.

“DTC” means the Depository Trust Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fundamental Transaction” shall have the meaning set forth in Section 7.3.

“Liquidation” shall have the meaning set forth in Section 5.2.

“Holder” means a holder of shares of Series A Non-Voting Preferred Stock.

“Merger Agreement” shall have the meaning set forth in the Recitals.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Preferred Stock” shall have the meaning set forth in the Recitals.

“Purchase Rights” shall have the meaning set forth in Section 7.2.

“Series A Dividend Payment Date” shall have the meaning set forth in Section 3.2.

“Series A Non-Voting Preferred Stock” shall have the meaning set forth in Section 2.

“Stockholder Approval” shall have the meaning set forth in Section 6.1.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

2.           Designation, Amount and Par Value. The series of Preferred Stock shall be designated as the Corporation’s Series A Non-Voting Convertible Preferred Stock (the “Series A Non-Voting Preferred Stock”) and the number of shares so designated shall be 14,146. Each share of Series A Non-Voting Preferred Stock shall have a par value of $0.0001 per share.

3.             Dividends.

3.1          Holders shall be entitled to receive, and the Corporation shall pay, dividends on shares of the Series A Non-Voting Preferred Stock (on an as-if-converted-to-Common-Stock basis) equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of the Common Stock payable in the form of Common Stock) actually paid on shares of the Common Stock when, as and if such dividends (other than dividends payable in the form of Common Stock) are paid on shares of the Common Stock.

3.2          In addition to any dividends payable pursuant to Section 3.1, commencing on October 15, 2025, Holders shall be entitled to receive when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors, and the Corporation shall pay, out of funds legally available therefor, cumulative quarterly cash dividends of $26.00 per share of Series A Non-Voting Preferred Stock; provided that for the Series A Dividend Payment Date occurring on October 15, 2025, the amount of such quarterly cash dividend shall be $15.26. Any such dividends shall be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing with October 15, 2025  (each such date, a “Series A Dividend Payment Date”).  In the event a Series A Dividend Payment Date would otherwise fall on a day that is not a Business Day, the dividend payment due on that date shall be postponed to the next day that is a Business Day and no additional dividend shall accrue as a result of that postponement.  For the avoidance of doubt, if the Corporation is legally unable to pay such dividends, such dividends shall accrue and be payable subject to Sections 3.3 and 3.4 below.

3.3          Other than as set forth in Sections 3.1 and 3.2 above, no dividends shall be paid on shares of Series A Non-Voting Preferred Stock, and the Corporation shall pay no dividends (other than dividends payable in the form of Common Stock) on shares of the Common Stock unless the full dividends (including any amounts then accrued but unpaid) contemplated by Section 3.1 and 3.2 above are paid at the same time in respect of the Series A Non-Voting Preferred Stock.

3.4          If the Conversion Date is prior to the record date for the payment of any dividend on the Common Stock, the holders of the shares of Series A Non-Voting Preferred Stock shall not have the right to receive any corresponding dividends on the Series A Non-Voting Preferred Stock.  If the Conversion Date is after the record date for any declared or accrued dividend and prior to the payment date for that dividend, the Holder of a share of Series A Non-Voting Preferred Stock shall receive that dividend on the relevant payment date if such Holder was the holder of record on the record date for that dividend. If the Corporation is legally unable to pay any declared or accrued dividend, for the avoidance of doubt, the obligations in Section 3.3 above shall survive the Conversion Date, and such dividends shall remain payable to the holder of Series A Non-Voting Preferred Stock as of the record date of such dividend.

4.          Voting Rights.

4.1          Except as otherwise provided herein or as otherwise required by the DGCL, the Series A Non-Voting Preferred Stock shall have no voting rights. However, as long as any shares of Series A Non-Voting Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series A Non-Voting Preferred Stock: (i) alter or change adversely the powers, preferences or rights given to the Series A Non-Voting Preferred Stock or alter or amend this Certificate of Designation, amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or bylaws of the Corporation, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series A Non-Voting Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation or otherwise, (ii) issue further shares of Series A Non-Voting Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Series A Non-Voting Preferred Stock, (iii) amend, in any manner that would be reasonably likely to prevent, impede or materially delay the Stockholder Approval or the Automatic Conversion, or terminate, any of those certain Support Agreements entered into by the Corporation, Opus Genetics Inc. and certain holders of shares of Common Stock, or agree to any transfer, sale or disposition of such shares subject to the Support Agreements (except for such transfers, sales or dispositions with respect to which the approval of the Corporation is not required pursuant to the applicable Support Agreement), (iv) amend Sections 4.02, 4.03 or 4.07 of the Merger Agreement in any manner that would be reasonably likely to prevent, impede or materially delay the Stockholder Approval, or (v) enter into any agreement with respect to any of the foregoing. Holders of shares of Common Stock acquired upon the conversion of shares of Series A Non-Voting Preferred Stock shall be entitled to the same voting rights as each other holder of Common Stock.

4.2          Any vote required or permitted under Section 4.1 may be taken at a meeting of the Holders or through the execution of an action by written consent in lieu of such meeting, provided that the consent is executed by Holders representing a majority of the outstanding shares of Series A Non-Voting Preferred Stock, unless a higher percentage is required by the DGCL, in which case the written consent of the Holders of not less than such higher percentage shall be required.

5.          Rank; Liquidation.

5.1          The Series A Non-Voting Preferred Stock shall rank on parity with the Common Stock as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily.

5.2          Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), each Holder shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation the same amount that a holder of Common Stock would receive if the Series A Non-Voting Preferred Stock were fully converted  to Common Stock based on the Conversion Ratio, which amounts shall be paid pari passu with payment to all holders of Common Stock, plus an additional amount equal to any dividends declared or otherwise accrued but then unpaid to such shares. For the avoidance of any doubt, a Fundamental Transaction shall not be deemed a Liquidation unless the Corporation expressly declares that such Fundamental Transaction shall be treated as if it were a Liquidation.

6.          Conversion.

6.1          Automatic Conversion on Stockholder Approval. Effective as of 5:00 p.m. Eastern time on the third Business Day after the date that the Corporation’s stockholders approve the conversion of the Series A Non-Voting Preferred Stock into shares of Common Stock in accordance with the listing rules of the Nasdaq Stock Market, as set forth in the Merger Agreement (the “Stockholder Approval”), each share of Series A Non-Voting Preferred Stock then outstanding shall automatically convert into a number of shares of Common Stock equal to the Conversion Ratio (the “Automatic Conversion”). The Corporation shall inform each Holder of the occurrence of the Stockholder Approval within one Business Day of such Stockholder Approval. The date of such conversion is hereby referred to as the “Conversion Date”. The shares of Series A Non-Voting Preferred Stock that are converted in the Automatic Conversion are referred to as the “Converted Stock”. The Converted Stock shall be automatically cancelled upon the Automatic Conversion and converted into the corresponding Conversion Shares, which shares shall be issued and delivered to the Holders pursuant to the terms of Section 6.3.1. Notwithstanding the cancellation of the Converted Stock upon the Automatic Conversion, Holders of Converted Stock shall continue to have remedies provided in Section 3 with respect to any accrued but unpaid dividends. In all cases, the Holder shall retain all of its rights and remedies for the Corporation’s failure to convert the Converted Stock.

6.2          Conversion Ratio. The “Conversion Ratio” for each share of Series A Non-Voting Preferred Stock shall be 1,000 shares of Common Stock issuable upon the conversion (the “Conversion”) of each share of Series A Non-Voting Preferred Stock (corresponding to a ratio of 1,000:1), subject to adjustment as provided herein.

6.3          Mechanics of Conversion.

6.3.1          Delivery of Certificate or Electronic Issuance. Upon Conversion not later than three (3) Trading Days after the Conversion Date, or if the Holder requests the issuance of physical certificate(s), three (3) Trading Days after receipt by the Corporation of the original certificate(s) representing such shares of Series A Non-Voting Preferred Stock being converted, duly endorsed, the Corporation shall either: (a) deliver, or cause to be delivered, to the converting Holder a physical certificate or certificates representing the number of Conversion Shares being acquired upon the conversion of shares of Series A Non-Voting Preferred Stock, or (b) if Corporation’s transfer agent is participating in the DTC Fast Automated Securities Transfer program and if requested by Holder to have its Conversion Shares credited to the account of the Holder’s prime broker with DTC through its Deposit Withdrawal Agent Commission system, electronically transfer such Conversion Shares by crediting the account of the Holder’s prime broker with DTC through its DWAC system.

6.3.2          Obligation Absolute. The Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of Series A Non-Voting Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares.

6.3.3        Reservation of Shares Issuable Upon Conversion. The Corporation covenants that at all times it will reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series A Non-Voting Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series A Non-Voting Preferred Stock, not less than such aggregate number of shares of the Common Stock as shall be issuable (taking into account the adjustments of Section 7) upon the conversion of all outstanding shares of Series A Non-Voting Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

6.3.4          No Common Stock Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Non-Voting Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the closing price of a share of Common Stock on The Nasdaq Stock Market on such date. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Non-Voting Preferred Stock the Holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

6.3.5          Transfer Taxes. The issuance of certificates for shares of the Common Stock upon conversion of the Series A Non-Voting Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the registered Holder(s) of such shares of Series A Non-Voting Preferred Stock and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

6.3.6        Withholding Taxes. The Corporation shall be entitled to deduct and withhold any tax that is required to be deducted or withheld under applicable law from any amounts payable hereunder. Any tax so withheld or deducted and paid by the Corporation to the applicable governmental authority shall be treated for all purposes as having been paid to the Holder in respect of whom such deduction and withholding was made.

6.4          Status as Stockholder. Upon the Conversion Date, (i) the shares of Series A Non-Voting Preferred Stock being converted shall be deemed converted into shares of Common Stock and (ii) the Holder’s rights as a holder of such converted shares of Series A Non-Voting Preferred Stock shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation. In all cases, the Holder shall retain all of its rights and remedies for the Corporation’s failure to convert Series A Non-Voting Preferred Stock. In no event shall the Series A Non-Voting Preferred Stock convert into shares of Common Stock prior to the Stockholder Approval.

7.          Certain Adjustments.

7.1          Stock Dividends and Stock Splits. If the Corporation, at any time while this Series A Non-Voting Preferred Stock is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of this Series A Non-Voting Preferred Stock) with respect to the then outstanding shares of Common Stock; (ii) subdivides outstanding shares of Common Stock into a larger number of shares; or (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately after such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately before such event (excluding any treasury shares of the Corporation). Any adjustment made pursuant to this Section 7.1 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

7.2          Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 7.1, if at any time the Corporation makes an offering or a general issuance of Common Stock, or issues, sells or grants rights to purchase stock, warrants, securities or other property, in each of the foregoing cases pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights identical to those that apply to such holders of shares of Common Stock (subject, in the case of any rights issued pursuant to a shareholders rights plan, to any limitations, exclusions or other provisions in such shareholders rights plan that may be applicable to such Holder as an “acquiring person” (or equivalent concept) under the generally applicable terms of such shareholders rights plan), the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of such Holder’s Series A Non-Voting Preferred Stock (assuming receipt of Stockholder Approval) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights. For the avoidance of doubt, Purchase Rights shall not include (i) the grant or issuance of any stock options, restricted stock or other equity awards with respect to shares of Common Stock as may be granted or issued to any directors, officers, employees or contractors of the Corporation or any of its subsidiaries or (ii) the grant, issuance or sale of any securities that is not generally extended to the holders of any class of shares of Common Stock.

7.3          Fundamental Transaction. If, at any time while this Series A Non-Voting Preferred Stock is outstanding, (i) the Corporation effects any merger or consolidation of the Corporation with or into another Person or any stock sale to, or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, share exchange or scheme of arrangement) with or into another Person (other than such a transaction in which the Corporation is the surviving or continuing entity and its Common Stock is not exchanged for or converted into other securities, cash or property), (ii) the Corporation effects any sale, lease, transfer or exclusive license of all or substantially all of its assets in one transaction or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which more than 50% of the Common Stock not held by the Corporation or such Person is exchanged for or converted into other securities, cash or property, or (iv) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant (other than as a result of a dividend, subdivision or combination covered by Section 7.1 above) to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of this Series A Non-Voting Preferred Stock the Holders shall have the right to receive, in lieu of the right to receive Conversion Shares, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”). For purposes of any such subsequent conversion, the determination of the Conversion Ratio shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall adjust the Conversion Ratio in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration they receive upon any conversion of this Series A Non-Voting Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new certificate of designations with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement to which the Corporation is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7.3 and ensuring that this Series A Non-Voting Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. The Corporation shall cause to be delivered to each Holder, at its last address as it shall appear upon the stock books of the Corporation, written notice of any Fundamental Transaction at least 20 calendar days prior to the date on which such Fundamental Transaction is expected to become effective or close.

7.4          Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

8.          Redemption. The shares of Series A Non-Voting Preferred Stock shall not be redeemable; provided, however, that the foregoing shall not limit the ability of the Corporation to purchase or otherwise deal in such shares to the extent otherwise permitted hereby and by law.

9.          Transfer. A Holder may transfer such shares of Series A Non-Voting Preferred Stock in whole, or in part, together with the accompanying rights set forth herein, held by such holder without the consent of the Corporation; provided that such transfer is in compliance with applicable securities laws and with the terms of any lock-up agreement that such shares of Series A Non-Voting Preferred Stock are subject to. The Corporation shall in good faith (i) do and perform, or cause to be done and performed, all such further acts and things, and (ii) execute and deliver all such other agreements, certificates, instruments and documents, in each case, as any holder of Series A Non-Voting Preferred Stock may reasonably request in order to carry out the intent and accomplish the purposes of this Section 9.

10.          Series A Non-Voting Preferred Stock Register. The Corporation shall maintain at its principal executive offices (or such other office or agency of the Corporation as it may designate by notice to the Holders in accordance with Section 11), a register for the Series A Non-Voting Preferred Stock, in which the Corporation shall record (i) the name, address and electronic mail address of each holder in whose name the shares of Series A Non-Voting Preferred Stock have been issued and (ii) the name, address and electronic mail address of each transferee of any shares of Series A Non-Voting Preferred Stock. The Corporation may treat the person in whose name any share of Series A Non-Voting Preferred Stock is registered on the register as the owner and holder thereof for all purposes. The Corporation shall keep the register open and available at all times during business hours for inspection by any holder of Series A Non-Voting Preferred Stock or his, her or its legal representatives.

11.          Notices. Any notice required or permitted by the provisions of this Certificate of Designation to be given to a Holder of shares of Series A Non-Voting Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Delaware General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

12.          Book-Entry; Certificates. The Series A Non-Voting Preferred Stock will be issued in book-entry form; provided that, if a Holder requests that such Holder’s shares of Series A Non-Voting Preferred Stock be issued in certificated form, the Corporation will instead issue a stock certificate to such Holder representing such Holder’s shares of Series A Non-Voting Preferred Stock. To the extent that any shares of Series A Non-Voting Preferred Stock are issued in book-entry form, references herein to “certificates” shall instead refer to the book-entry notation relating to such shares.

13.        Lost or Mutilated Series A Non-Voting Preferred Stock Certificate. If a Holder’s Series A Non-Voting Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series A Non-Voting Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

14.          Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

15.          Status of Converted Series A Non-Voting Preferred Stock. If any shares of Series A Non-Voting Preferred Stock shall be converted, such shares shall resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Series A Non-Voting Preferred Stock.

16.          Fractional Shares of Series A Non-Voting Preferred Stock. Shares of Series A Non-Voting Preferred Stock may be issued in fractions of a share that entitle the Holder, in proportion to such Holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and have the benefit of all other rights of Holders.

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IN WITNESS WHEREOF, Ocuphire Pharma, Inc. has caused this Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock to be duly executed by its Chief Executive Officer this 22nd day of October, 2024.

OCUPHIRE PHARMA, INC

By:	/s/ Dr. George Magrath
Name:	Dr. George Magrath
Title:	Chief Executive Officer